

Mail Stop 4720

February 9, 2018

Randy L. Taylor
Chief Financial Officer
Everi Holdings Inc.
7250 S.Tenaya Way, Suite 100
Las Vegas, Nevada

Re: Everi Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Response Dated January 10, 2018
File No. 001-32622

Dear Mr. Taylor:

We have reviewed your January 10, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2017 letter.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 10. Goodwill and Other Intangible Assets, page 91

1. We note your response to comment three. Please provide the following regarding your impairment testing of other intangible assets, including those related to customer relationships and developed technology and software.

    a. A description of the methods and key assumptions used to determine the expected undiscounted cash flows and how the key assumptions were determined;
    b. A discussion of the degree of uncertainty associated with the key assumptions; and

     c. A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

2. Please revise future filings to disclose the weighted average useful life for each category of your other intangible assets.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services